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MAR 02 2020

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Auria Service, Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 AVENUE OF THE AMERICAS, 4TH FL
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAD BULL 917 923 9649
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, PC
(Name – *if individual, state last, first, middle name*)

260 MIDDLE COUNTRY RD	SELDEN	NY	11784
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MANFRED ERNST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auria Service, Corp., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGIA S. GOURNAS
Notary Public, State of New York
No. 01GO6274356
Qualified in Queens County
Commission Expires January 07, 2022

x ______________________
Signature

PRESIDENT
Title

x ______________________
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURIA SERVICES CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

AURIA SERVICES CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

TABLE of CONTENTS

	Page
Face Page to Form X-17A-5	2A
Affirmation of Officer	2B
Independent Auditor's Report	3
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Change in Shareholder's Deficit	6
Statement of Cash Flow	7
Notes to Financial Statements	8 – 10
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934	11
Information Relating to Possession or Control Requirement under Rule 15c3-3 of the Securities and Exchange Act of 1934	12
Exemption Report	13
Independent Auditor's Review Report Required by the SEC Rule 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	14

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMEBR: PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTANT

Auria Services Corp.
New York, NY 10036

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Auria Services Corp. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Auria Services Corp. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Auria Services Corp. management. Our responsibility is to express an opinion on Auria Services Corp.'s financial statements based on our audit. We are a public accounting firm registered ith the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Auria Services Corp. In accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 have been subjected to audit procedures performed in conjunction with the audit of Auria Services Corp.'s financial statements. The supplemental information is the responsibility of Auria Services Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Aufhauser Securities, Inc. auditor since 2014.

Michael Damsky

Michael Damsky CPA, P.C.
Selden, New York
February 28, 2020

AURIA SERVICES CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

CURRENT ASSETS

Receivable from Parent	$	137,916
Other Assets		2,250
TOTAL ASSETS	$	140,166

LIABILITIES AND SHAREHOLDER'S DEFICIT

Liabilities:		
Accounts Payable and Accrued Expenses	$	446,461
Other Payable		4,732
TOTAL LIABILTITIES	$	451,193
Commitment & Contingencies		
Shareholder Deficit:		
Common Stock - $.01 par value: 3000 shares authorized 100 shares issued and outstanding		1
Additional Paid-in Capital		395,199
Retained Earnings (deficit)		(706,227)
Total Shareholder's (deficit)	$	(311,027)
TOTAL LIABILITIES & SHAREHOLDER'S DEFICIT	$	140,166

See accompanying notes to financial statements

AURIA SERVICES CORPORATION
STATEMENT OF OPERATIONS
For the year ending December 31, 2019

Revenues:		
Income	$	-
Total Income	$	-
Expenses:		
Occupancy	$	30,266
Regulatory Fee		2,708
Professional Fee		20,305
Insurance		472
Total Expenses	$	53,751
Net Loss	$	(53,751)

See accompanying notes to financial statements

AURIA SERVICES CORPORATION
STATEMENT OF CHANGE IN SHAREHOLDER'S DEFICIT
For the year ending December 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance – January 1, 2019	$1	395,199	(652,476)	(257,276)
Net Loss	$ -	-	(53,751)	(53,751)
Balance – December 31,2019	$1	395,199	(706,227)	$ (311,027)

See accompanying notes to financial statements

AURIA SERVICES CORPORATION
STATEMENT OF CASH FLOWS
For the year ending December 31, 2019

Cash Flow from Operating Activities	
Net Loss	$ (53,751)
Adjustments to Reconcile Net Loss to	
Net Cash Used in Operating Activities;	
Change in Operating Assets and Liabilities:	
Increase in Accounts Payable	42,329
Increase in Loan Payable	4,732
Net Cash Provided by Operating Activities	$ 6,690
Cash Used in Financing Activities:	
Receivables from Parent	$ 6,690
Net Increase in Cash	0
Cash – Beginning of year	0
Cash – Ending of year	$ -
Income Tax Payment	0

See accompanying notes to financial statements

AURIA SERVICES CORPORATION
Notes to Financial Statements
December 31, 2019

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Auria Services Corp. (The "Company") (a Delaware corporation) is a registered Broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company must meet certain net capital requirements as a member of FINRA. Because of a net capital deficiency, the Company has not done business since November 26, 2014. The Company provided advisory services to clients with respect to corporate restructuring, recapitalization and leveraged buyouts, and other similar financings.

The Company is a wholly owned subsidiary of Auria Capital, Inc. (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company has not done business since November 26, 2014. Further, the Company does not appear to be able to meet its obligations as they come due, which raises substantial doubt about its ability to continue as a going concern. The Firm has worked with the Parent to restore its Net Capital Requirement pursuant to rule 15c3-1. As of December 31, 2019, the Company's financial statements do not include any adjustments related to the carrying value of assets or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to establish itself as a going concern is dependent on its parent's ability to repay its obligation to the company.

Revenue recognition

The Company has not conducted a business in 2019 and has no securities revenue. Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This adoption had no effect on the Company's revenues.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. GOING CONCERN

The Company's future as a going concern will depend on the Parent's ability to finance the required net capital. The Parent is currently engaged as a contracted adviser to an energy company involved in a financial transaction. The Parent typically receives income in the form of monthly retainers and/or one-time payments. That income is sufficient to meet the Company's ongoing obligations. Upon the close of the transaction, the Parent will receive a success fee in an amount sufficient to restore the Firm's net capital pursuant to the SEC's requirements

NOTE 4. INCOME TAXES

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. There is no intercorporate tax allocation policy.

NOTE 5. RELATED-PARTY TRANSACTIONS

The Company has an office space sharing, agreement with its parent. The parent is billed for 50% of the rent. The parent company finances and supports the broker-dealer. The Chief Financial Officer provides limited amounts of temporary finances through credit card payments.

NOTE 6. COMPUTATION OF EXCESS NET CAPITAL

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1 "), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2019, the Company had a net capital of ($451,193) and a minimum net capital requirement of $30,080. This resulted in a total deficit of ($481,273).

The Company ceased conducting a securities business on 11/26/2014. The Company has not been in net capital compliance since that time. The Company has not conducted a securities business while under capitalized and will not conduct a business until enough funds are infused or received.

NOTE 7. RECEIVABLE FROM PARENT

As indicated in Note 8 the company has a space sharing agreement with its parent. The parent has been billed for these expenses. The parent has not paid all relevant bills. The result is that the parent owes the Company $ 137,916 at December 31, 2019.

NOTE 8. RENT EXPENSE

The company leases office space at 1120 Avenue of the Americas. The lease is renewable every three months. The Company is charged $1937 per month plus use of conference room fees. The company bills the parent for ½ the rent.

NOTE 9. LITIGATIONS & REGULATORY MATTERS

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2019, the Company was not involved in any significant litigation.

NOTE 10. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 28, 2020, which is the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2019.

SUPPLEMENTARY INFORMATION

AURIA SERVICES CORPORATION
Net Capital Computation 15c3-1
For the year ending December 31, 2019

Shareholder Deficit		$ (311,027)
Deduction for non-allowable assets		
	Receivable from Parent	
	Other Assets	
	Total non-allowable assets	$ (140,166)
Net Capital		$ (451,193)
Comutation of basic net capital requirements:		
Minimum net capital requirements of 6 2/3% of the average indebtedness of $451,193		$ 30,080
Statutory minimum net capital		$ 5,000
Net capital requirement (greater of the minimum calculation or the statutory amount		$ -
Excess net capital (net capital less net capital required)		$ (481,273)
Percentage of aggregate indebtedness to net capital		-

Statement Pursuant to Rule 17a-5(d)(4)
There are no material differences between the computation detailed above and the Company's computation capital as reported in the unaudited PartIIA of Form X-17A-5A filed as of December 31,2019.

AURIA

December 31, 2019

Since December 2014, the Company has not had an introducing clearing agreement or conducted any customer business as a broker dealer. The company is therefore not subject to the Rule 15c3-3 of the Securities and Exchange Commission, and, therefore, schedules showing the Computation and Determination of Reserve Requirements and the Schedule of Information Relating to Possession or Control Requirements are not required.

Auria Services Corp. Exemption Report

I, Manfred Ernst, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

Dated of Report: December 31, 2019

1120 Avenue of the Americas 4th Floor New York, NY 10036
Tel 212-626-1433 www.auriacap.com

AURIA

AURIA SERVICES CORP. EXEMPTION REPORT

Auria Services Corp. is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17C.F.R. 240.17a-5 (d)(1) and (4).

To the best of my knowledge and belief:

1. Auria Services Corp. is exempt from 15c3-3 because the firm has no customers.

2. Auria Services Corp. was exempt from the provisions under 15c3-3 through the fiscal year of 2019 without exception.

Auria Services Corp. Exemption Report

I, Manfred Ernst, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Dated of Report: December 31, 2019

1120 Avenue of the Americas 4th Floor New York, NY 10036
Tel 212-626-1433 www.auriacap.com

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
BELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Mr. Manfred Ernst
Auria Services Corporation.
New York, NY 10036

Dear Mr. Ernst:

We have reviewed management's statements, included in the accompanying Financial Report in which Auria Services Corp. stated that is exempt from the rules of 15c3-3 since it no longer has customers. Auria Services Corp stated that it met the exemption throughout the most recent fiscal year without exception. Auria Services Corporation management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fieldstone Services Corp compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

MICHAEL DAMSKY CPA, P.C.

Michael Damsky

Belden, New York

February 28, 2020

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-585-2073
Fax 631-585-9398

MEMBER:

PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Auria Services Corporation
New York, New York

We have examined the financial statements of Auria Services Corporation as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of December 31, 2019 and have issued a report thereon dated February 28, 2020. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of Fieldstone Services Corp.for the year ended December 31, 2019. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period January 1, 2019, to December 31, 2019, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Fieldstone Services Corp. taken as a whole.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Selden, New York
February 28, 2020